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CUSIP No. 724508-106

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*



NAME OF ISSUER:                         PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:           Common Stock, No Par Value

CUSIP NUMBER:                           724508-106

NAME, ADDRESS AND TELEPHONE             Leonard F. Kolodziej
NUMBER OF PERSON AUTHORIZED TO          Pitt-Des Moines, Inc.
RECEIVE NOTICES AND COMMUNICATIONS:     3400 Grand Avenue
                                        Pittsburgh, PA 15225
                                        (412) 331-3000

DATE OF EVENT WHICH REQUIRES FILING
OF THIS STATEMENT:                      August 28, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1() for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 724508-106



1)   Name of Reporting Person                       William R. Jackson, Jr.
     SS or IRS Identification No.
     of Above Person                                ###-##-####


2)   Check the Appropriate Box                 (a)  _________________
     if a Member of a Group
     (See Instructions)                        (b)  _________________


3)   SEC Use Only


4)   Source of Funds*:                         Not applicable


5)   Check box if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e)                     Not applicable


6)   Citizenship of place of organization:     U.S.A.


                                           7)  Sole Voting Power

                                                    86,645
                                               ------------------

                                           8)  Shared Voting Power

                                                   199,912
                                               ------------------

                                           9)  Sole Dispositive Power

                                                    86,645
                                               ------------------

                                          10)  Shared Dispositive Power

                                                   199,912
                                               ------------------


11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                286,557


12)  Check if the Aggregate Amount
     in Row 11) Excludes Certain
     Shares*


13)  Percent of Class Represented
     by Amount in Row 11)                            12.4%


14)  Type of Reporting Person*                        IN
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CUSIP No. 724508-106


Item 1.   Securities and Issuer.
          ---------------------

This statement relates to common stock, no par value, of Pitt-Des Moines, Inc. (the "Company"). The Company's principal executive offices are located at 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225.

Item 2.   Identity and Background.
          -----------------------

This statement is filed by William R. Jackson, Jr. ("Mr. Jackson, Jr."). Mr. Jackson, Jr. resides at One Burbank Lane, Yarmouth, Maine 04096.

During the last five years, Mr. Jackson, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Jackson, Jr. is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The shares of common stock of the Company represented by this filing on behalf of Mr. Jackson, Jr. include shares acquired by him due to his position as trustee or co-trustee of the named trusts involved and shares acquired by him through stock gifts and inheritances.

Item 4.   Purpose of Transaction.
          ----------------------

In January 1995, the William R. and Lucilla Jackson Charitable Trust, of which Mr. Jackson, Jr. is co-trustee, sold 2,000 shares (0.09% of the outstanding stock of the Company) to the Pitt-Des Moines, Inc. Employee Stock Ownership Plan.

In January 1995, the spouse of Mr. Jackson, Jr. acquired 150 shares (0.006% of the outstanding stock of the Company) through stock gifts. Mr. Jackson, Jr. disclaims beneficial ownership of these shares of which he has shared voting and dispositive power.

In January 1995, the Funded Revocable Trust, of which Mr. Jackson, Jr. is custodian, acquired 600 shares (0.03% of the outstanding stock of the Company) through a stock gift. Mr. Jackson, Jr. is beneficiary of the trust and claims sole voting and distributive power.

In January 1995, a child of Mr. Jackson, Jr. acquired 100 shares (0.004% of the outstanding stock of the Company) through stock gifts. A child of Mr. Jackson, Jr. is beneficiary of these shares of which Mr. Jackson, Jr. is custodian and claims sole voting and dispositive power.

In June 1995, the Funded Revocable Trust of which Mr. Jackson, Jr. is custodian acquired 1,000 shares (0.04% of the outstanding stock of the Company) through an inheritance. Mr. Jackson is beneficiary of this trust and claims sole voting and distributive power.

In June 1995, a child of Mr. Jackson, Jr. acquired 1,000 shares (0.04% of the outstanding stock of the Company) through an inheritance. A child of Mr. Jackson, Jr. is beneficiary of these shares of which Mr. Jackson, Jr. is custodian and claims sole voting and dispositive power.

In August 1995, the Sue M. Jackson Trust U/T/A for grandchildren, of which Mr. Jackson, Jr. is co-trustee, acquired 32,816 shares (1.4% of the outstanding stock of the Company) through inheritance from the Sue M. Jackson Estate.
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CUSIP No. 724508-106

In August 1995, the Ruth H. Jackson Estate named Mr. Jackson, Jr., trustee of 21,082 shares (0.9% of the outstanding stock of the Company) of which Mr. Jackson, Jr. has shared voting and dispositive power. Mr. Jackson, Jr. anticipates that shares held in the trust will be disposed of in accordance with Ruth H. Jackson's Will.

In July 1995, the Ruth H. Jackson Estate named Mr. Jackson, Jr., trustee of 10,339 shares (0.4% of the outstanding stock of the Company) of which Mr. Jackson, Jr. has sole voting and dispositive power.

Mr. Jackson, Jr. has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schule 13D except that, from time to time, shares from the Estate may be disposed of pursuant to and in accordance with Ruth H. Jackson's Will.

 Item 5.   Interest in Securities of the Issuer.
           ------------------------------------

Mr. Jackson has the sole voting and dispositive power over 86,645 shares (3.7% of the outstanding common stock of the Company) owned by him individually, as trustee and as custodian. Mr. Jackson has the shared voting and dispositive power over 77,136 shares (3.3% of the oustanding stock of the Company) held in three separate trusts for the benefit of the grandchildren of Sue M. Jackson. In addition, Mr. Jackson has the shared voting and dispositive power over 122,776 shares (5.3% of the outstanding stock of the Company) including shares held in various trusts of which he is co-trustee and shares individually held by Anne O. Jackson.

In the aggregate, Mr. Jackson, Jr. has the beneficial ownership over 286,557 shares (12.4% of the outstanding common stock of the Company); however, he disclaims beneficial ownership over 11,880 shares (0.5% of the outstanding common stock of the Company).

The above calculations are based upon the number of outstanding shares of the Company's common stock reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

Mr. Jackson, Jr. is the son of W. R. Jackson, Chairman Emeritus and Director of the Company and brother to Polly J. Townsend, a Director of the Company, and Mary Melissa Jackson. W. R. Jackson, Polly J. Townsend and Mary Melissa Jackson are also principal stockholders of the Company. Such family members disclaim the existence of any agreement or understanding to act as a group with respect to such shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

None
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CUSIP No. 724508-106



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1996



By /s/  William R. Jackson, Jr.
   ----------------------------
        William R. Jackson, Jr.